The Securities issuable upon Company acceptance of this Agreement have not been registered under the Securities Act of 1933 (the "Securities Act") or under any state securities or "Blue Sky" laws ("Blue Sky Laws"). No transfer, sale, assignment, pledge, hypothecation or other disposition of the Securities or any interest therein may be made except upon permission of the Company and/or (a) pursuant to an effective registration statement under the Securities Act and any applicable Blue Sky Laws or (b) if the Company has been furnished with an opinion of counsel for the holder, which opinion and counsel shall be reasonably satisfactory to the company, to the effect that no registration is required because of the availability of an exemption from registration under the Securities Act and applicable Blue Sky Laws.

CONVERTIBLE DEBT REGULATION CROWDFUNDING INVESTMENT AGREEMENT

Davenport SAF-T Systems, LLC
4148 21st Avenue South
Minneapolis, MN 55407

Dear Chief Manager:
By signing this agreement, I am seeking to invest $[AMOUNT] with Davenport SAF-T Systems, LLC, a Minnesota limited liability company (the "Company"), under the terms of this Convertible Debt Regulation Crowdfunding Investment Agreement (the "Agreement"). I have remitted payment electronically through Wefunder in the amount of $[AMOUNT] pursuant thereto. The debt investment being offered pursuant to the terms of this Agreement shall hereafter be referred to as the "Securities," and the terms of the note itself are provided as Exhibit A hereto **(the "Convertible Note")**.

If I am obtaining the Securities on behalf of a corporation, trust, partnership, limited liability company or other form of business entity, I have indicated the name of that entity and my relation to it on the signature page.

As referenced above, I have, with this Agreement, forwarded payment (the "Payment") as the investment for the Securities. I understand that I will be legally bound to complete the investment once the Company receives and accepts this Agreement. **I understand and agree that the Company is only offering Securities to Regulation Crowdfunding investors.**

I understand and agree that the Company may, in its sole discretion, reject my investment, in whole or in part, at any time prior to the closing of the offering, notwithstanding that I may have previously received a notice of acceptance of this subscription.

1. General Representations

I understand that, by signing this Agreement, I will be making a number of representations to the Company and that the Company is relying upon the accuracy and completeness of those representations in complying with its obligations under securities laws. I acknowledge and represent as follows:

a. I have been afforded the opportunity to ask questions of the officers and directors of the Company and to discuss the terms of the investment and the business and affairs of the Company and have been given access to any other financial and business information about the Company that I have requested. I

understand the risks and uncertainties of the Company's business and of investing in the Securities. I understand that the Company can use my investment in any way it sees fit in its sole and unilateral discretion.

(b) I realize that this investment is highly speculative and involves a high degree of risk, but I have the financial ability to bear the economic risk of the investment (including a complete loss) and have adequate means of providing for my current financial needs and personal contingencies.

(c) I have obtained, to the extent that I believe necessary, independent professional advice with respect to the risks inherent in investing in the Securities, and the suitability of the investment in light of my (or the entity's) financial condition and investment needs.

(d) I believe that the Securities are a suitable investment for me (or the entity I represent) based upon my (or the entity's) investment objectives and financial needs.

(e) I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the prospective investment in the Securities and protecting my own interests in connection with the transaction. I have (or the entity which I represent has) the net worth to undertake those risks.

(f) The Securities are being obtained for investment by me or my entity (if applicable) and without any intent on my part or the part of my entity (if applicable) to resell the Securities because of any specific foreseeable contingency.

(g) I acknowledge that the offer of the Securities for Regulation Crowdfunding investors is available on a publicly available page.

(h) I represent and agree that I will not sell or otherwise transfer the Securities without registration under the Securities Act of 1933 or an exemption therefrom. I realize that:

- the economic risk of an investment in the Securities must be borne for an indefinite period of time, because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state;
- the Company is under no obligation to register the Securities or to assist me in complying with any exemption from registration;
- I may not be able to sell Securities or otherwise liquidate this investment in the event of an emergency or pledge the Securities as collateral for loans; and
- a legend will be placed on the Securities referring to the applicable restrictions on transferability.

2. Entities

If this investment is made on behalf of a corporation, trust, partnership, limited liability company or other form of business entity, I certify that I am empowered and duly authorized by that entity to execute and carry out the terms of this Agreement and to purchase and hold the Securities on its behalf. I also certify that this Agreement has been duly and validly executed on behalf of the entity named on the signature page and constitutes a legal and binding obligation of it.

3.Purchase for My Own Account

I represent and warrant that I received the offer and made the decision to invest in the Securities and that the Securities are being obtained by me in my name (or in the name of the entity which I represent) solely for my own (or its own) beneficial interest and not as nominee for, or on

behalf of, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization.

4. Other Disclosures

(a) Authorized Shares. The Company has authorized issuance of 1,000,000 units in the Company. The Company may issue all of the authorized and unissued units of the Company without the consent of the Company's existing members. Also, the holders of a majority of the voting power of the Company could increase the Company's authorized units to a number greater than that currently provided.

(b) Use of Proceeds for Product and Market Development. The Company intends to use the net proceeds of this offering primarily for the purpose of further product and market development efforts for its personal safety technology. The Company may, however, use the net proceeds of this offering in any other manner it sees fit in its sole and unilateral discretion.

(c) Summary of Risk Factors. An investment in this Company involves a high degree of risk. Investors who cannot afford the loss of their entire investment should not participate in this financing. In evaluating the Company and the Company's business, investors should carefully consider the following risk factors, in addition to other information provided by the Company.

i. Recent Formation of the Company; Anticipated Future Losses.

The Company was incorporated in 2017 and remains a development stage business striving to establish a new personal safety and mobility product business in Minnesota. The Company's business and prospects must therefore be considered in light of the risks, expenses and difficulties frequently encountered by companies developing new products for rapidly evolving markets. To address these risks, the Company must, among other things, attract, retain and motivate qualified personnel, develop and commercialize proposed products, and implement and successfully execute its sales and marketing strategy. The Company cannot assure the investor that the Company will be successful in meeting these challenges. In addition, the Company expects to incur significant operating expenses as it continues to develop its products and services. As a result, the Company expects to incur significant losses for the foreseeable future. The Company cannot assure the investor that the Company will succeed in developing and commercializing its products, generating revenues or achieving profitability at any time in the future.

ii. Need for Additional Financing; No Assurance Such Financing Will Be Available. The Company estimates that amounts raised from the undersigned investor pursuant to this Agreement will be sufficient to meet its capital needs for a period of twelve (12) months. Further, if additional capital is required, the Company may seek to raise that capital through private equity or debt financings. If the Company issues additional equity securities, the percentage ownership of the Company's then current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's existing shares. If the Company issues or borrows debt, the terms of such debt could impose restrictions on our operations. The Company cannot assure you that additional capital will be available on favorable terms, or at all. The Company's inability to obtain sufficient capital would likely prevent us from

completing the development of our business and force the Company to cease operations.

iii. Market Acceptance. The Company cannot assure the investor that its products and services will provide benefits considered adequate by potential customers or that a sufficient number of these customers will purchase the products or services for commercial success to be achieved. If the Company's products and services fail to achieve market acceptance, that will have a material adverse effect on the Company's business, financial condition and results of operation. The markets in which the Company competes are rapidly growing and there are a number of other companies which operate in such markets, and some of these companies have greater financial, marketing, service, support, technical and other resources than we do.

iv. Dependence on Key Personnel. The operations and future success of the Company will depend in large part on the efforts and abilities of Jay A. Davenport, M.D., and Ryan Davenport, the Company's Co-Founders. The loss of these key personnel could have a material adverse effect on the Company. The Company does not now maintain key person insurance on any of its employees. Success will also depend on the Company's ability to attract and retain other experienced and qualified officers, directors, and technically competent employees, and the inability to do so could have a similar adverse effect on the Company. There can be no assurance that the Company will be successful in attracting or retaining key personnel.

v. Marketing Experience. The Company has limited experience in marketing its products. The Company cannot assure the investor that its future marketing efforts, if any, will result in sales activity. If the Company fails to develop adequate sales activity, it will suffer material adverse effects on its business and financial condition.

vi. Immediate Dilution. In addition to selling shares or accepting debt investments, the Company may issue warrants and options to purchase shares, which, if exercised, would result in dilution to shareholders of the Company.

vii. Transferability of Shares; No Public Market. As acknowledged by the investor above, the Securities have not been registered under the Securities Act or the securities laws of the various states, and the Securities may not be resold unless they are subsequently registered under the Securities Act and such state laws, or exemptions from registration requirements are obtained. The Securities will bear a legend specifying these restrictions. As a result, an investor must bear the economic risk of an investment in the Securities for an indefinite period of time.

viii. No Assurance of Continued Growth. The Company's future growth may be limited by its ability to establish or continue to increase its market share in both domestic and international markets. The development of new products or services by the Company may lead to reduced sales in the Company's other products.

ix. Competition. The Company faces competition from competitors in both the national and international personal safety and mobility technology market. Some competitors have substantially greater financial and marketing resources and more extensive distribution networks than the Company does. In

addition, the introduction of new products by existing competitors or new entrants into the market may impact Company market share. Moreover, consumer preference and consumer trends may result in a decrease in demand for Company products, which could also have an impact on our results of operations.

x. Regulations. Commercialization of the Company's personal safety and mobility products may require regulatory scrutiny in the U.S. and internationally, either directly or through licensees/strategic partners. There can be no assurance that the company's regulatory strategy will be accepted by U.S. or international government agencies. Regulatory challenges could represent significant expense and could have an adverse material effect on the company's financial condition.

xi. Economic Conditions. There is a continuing concern over current economic conditions in the United States and its impact on consumer and enterprise spending. These conditions may adversely affect the sale of the Company's products or services. Therefore, the Company's results for any quarter or year may not be indicative of the results that may be achieved for the full fiscal year or subsequent years. If an adverse event such as an economic downturn should occur, the adverse impact to our operations and financial condition could be highly significant.

xii. Insurance. The Company may experience material losses in excess of insurance coverage. The Company will have a reasonable amount of insurance coverage for a business of the appropriate size and type. There are, however, certain types of catastrophic losses that are not generally insured against because it is not economically feasible to do so. Should an uninsured loss or a loss in excess of the insured limit occur, such loss could have an adverse effect on our results of operations and financial condition.

xiii. Litigation. In the future the Company may be subject to litigation that could have a material adverse effect on its financial condition and operations. At any given time, the Company is subject to claims and actions incidental to the operation of business. The outcome of these proceedings cannot be predicted. If a plaintiff were successful in a claim against the Company, the Company could be faced with the payment of a material sum of money. If this were to occur, it could have an adverse effect on the Company's financial condition.

5. Dispute Resolution

In the event of a dispute between the parties with regard to any of the matters set forth in this Agreement, the parties will first make reasonable efforts to resolve such dispute among themselves. If the parties are unable to resolve the dispute within thirty (30) calendar days of the initiation of such procedure, the dispute will be settled by arbitration as provided for below, which will be the sole and exclusive procedure for the resolution of any such dispute except wherein a party seeks injunctive relief. The arbitration will be governed by the then existing Commercial Rules of the American Arbitration Association. One arbitrator shall be chosen pursuant to the rules of the American Arbitration Association; provided, however, that the arbitrator so chosen shall not be an employee, consultant, officer or director of any party or of any affiliate of either party and shall not have received any compensation, directly or indirectly, from any party or any affiliate of any party. The determination of the arbitrator as to the resolution of any dispute will be binding and conclusive upon the parties. The arbitrator may award the prevailing party its costs

and expenses of the arbitration, as they deem appropriate and just. Any arbitration award may be entered in and enforced by any court having jurisdiction thereof. The arbitration shall take place in or near Minneapolis, Minnesota. This Agreement shall be governed by the laws of the State of Minnesota without regard to its conflicts of laws principles.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Davenport SAF-T Systems LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ____________________

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: ____________________

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

SIGNATURE PAGE

EXHIBIT A

NEITHER THE ISSUANCE NOR SALE OF THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

Holder: [ENTITY NAME] **Principal Amount:** $[AMOUNT]	**Issue Date**: [INVESTMENT DATE] **Maturity Date**: 36 months following "Issue Date"

CONVERTIBLE PROMISSORY NOTE

Davenport SAF-T Systems LLC, a Minnesota limited liability company (the "Company"), hereby promises to grant membership units in the Company to the above-stated Holder based on the Holder's investment of the Principal Amount provided above with any remaining accrued interest thereon, on or before the Maturity Date pursuant to the conversion terms provided below. This Convertible Promissory Note ("Note") is issued pursuant to the Convertible Debt Investment Agreement entered into by the parties as of [INVESTMENT DATE], of which this is an exhibit.

ARTICLE 1

INTEREST

1. Rate of Interest. The Principal Balance shall bear interest at the rate of six percent (6%) per annum simple interest. Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
2. Maximum Interest Calculation. Nothing contained in this Note shall be deemed to establish or require the calculation and accrual of interest or other charges in excess of the maximum permitted by applicable law.

ARTICLE 2

CONVERSION

1. Holder's Voluntary Conversion Rights/Automatic Conversion. Holder may voluntarily convert the Principal Amount plus any accrued and unpaid interest (the "Investment Amount") into equity of the Company (units or shares as then applicable) at any time after the three (3) month anniversary of the Issue Date and on or before the Maturity Date at the Conversion Price defined hereinafter. In the event that the Company consummates a Qualified Financing or Qualified Change of Control prior to the Maturity Date and prior to Holder's voluntary conversion, the Investment Amount shall automatically convert into units of the Company's equity at the Conversion Price, with conversion effective the day prior to the closing date of the Qualified Financing or Qualified Change of Control. A Qualified Financing as used herein constitutes an equity financing in the Company whose aggregate proceeds equal or exceed $1,000,000. A Qualified Change of Control as used herein shall mean an acquisition of the Company's equity resulting in a change of majority voting control of the Company or a merger by the Company in which the Company is not the surviving entity. In the event that the Investment Amount has not yet been voluntarily or automatically converted as of 12:01 a.m. of the Maturity Date, then it shall automatically convert on the Maturity Date.

2. Conversion Price. If Holder voluntarily converts on or before the Maturity Date, or the Note automatically converts on the Maturity Date per Section 2.1 above, the conversion price for the Investment Amount will be 80% of the most recent per unit price of the Company as established by the Company's CEO and/or the Company's accountant(s). If Holder's Investment Amount converts automatically as a result of a Qualified Financing or Qualified Change of Control, the conversion price will be 80% of the price per unit set in the Qualified Financing or Qualified Change of Control.

3. Mechanics of Holder's Conversion. In the event that the Holder elects to voluntarily convert the Investment Amount pursuant to Section 2.1, the Holder shall give notice of such election by delivering an executed and completed notice of conversion (a "**Notice of Conversion**") to the Company, which shall provide a breakdown in reasonable detail of the principal, accrued interest and amounts being converted, and this original Note. Pursuant to the terms of a Notice of Conversion, the Company will update its capitalization table to reflect the grant of membership units to the Holder. Upon any partial conversion of this Note, a replacement Note containing the same date and provisions of this Note shall be issued by the Company to the Holder for the outstanding principal and accrued interest which shall not have been converted.

4. Reservation. During the period that this Note is outstanding, the Company will reserve from its authorized and unissued membership units the number of membership units to provide for the issuance of membership units upon the full conversion of this Note. Company represents that upon issuance, such membership units will be duly and validly issued, fully paid and non-assessable. Company agrees that its issuance of this

Note shall constitute full authority to its members, governors, managers and agents who are charged with the duty of executing and issuing membership certificates to execute and issue the necessary certificates for membership units upon the conversion of this Note.

ARTICLE 3 MISCELLANEOUS

1. Subordination. Holder hereby agrees that this Note shall be subordinated to any debt obtained by the Company from a bona fide commercial lender. Holder agrees to execute such agreements and other documents as may be reasonably necessary to effectuate the subordination provided above.
2. Use of Proceeds. Proceeds from this Note will be used primarily for product development, sales and marketing expense, and to satisfy existing obligations, including professional expenses, general operating expenses and working capital.
3. Assignability. This Note shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and the Holder's heirs, successors and assigns.
4. Governing Law; Dispute Resolution. This Note shall be governed by and construed in accordance with the laws of the State of Minnesota. Any dispute related to this Note or the terms herein shall be resolved through the terms provided in Section 6 of the Convertible Debt Investment Agreement.
5. Authority. Company has full legal authority to enter into this Note and to perform the same in the time and manner contemplated. The individual whose signature appears below is authorized to sign this Note on behalf of Company.
6. Modification; Waiver. The terms of this Note may only be amended or waived with the unanimous written consent of the Company and the Holder.

IN WITNESS WHEREOF, Company has caused this Note to be signed in its name by an authorized officer as of the Issue Date.

DAVENPORT SAF-T SYSTEMS LLC

By: *Founder Signature*

Ryan Davenport, CEO and Co-Founder

ACKNOWLEDGED

HOLDER: [ENTITY NAME]

PRINCIPAL AMOUNT: $ $[AMOUNT]

ISSUE DATE: [EFFECTIVE DATE]

Investor Signature

x___________________________________

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to convert the Note)

The undersigned hereby elects to convert $_________ of the principal and interest due on the Note issued by Davenport SAF-T Systems LLC, a Minnesota limited liability company, on _________, _____ into membership units of Davenport SAF-T Systems LLC according to the conditions set forth in such Note, as of the date written below.

Date of Conversion: _____________

Conversion Price (determined according to the conditions set forth in Section 2.2 of the Note):

$______/unit

Signature: ____

Name: ____

Address:
____

____

DAVENPORT SAF-T SYSTEMS LLC

Summary Terms of Proposed Regulation Crowdfunding Convertible Debt Financing
May 12, 2023

This term sheet is meant to broadly define proposed terms for discussion of a crowdfunding investment in Davenport SAF-T Systems LLC, a Minnesota limited liability company (the "**Company**") and is not a commitment to offer nor invest in the Company. No offering or investment may be made and finalized until the completion and execution of formal investment documents.

Amount of Financing:	Up to $124,000 total convertible debt financing; investors only (each, an "**Investor**," and collectively, the "**Investors**"); minimum investment of $100.00 for each Investor, subject to the Company's ability to waive the minimum purchase requirement in its sole and absolute discretion.
Type of Security:	Subordinated unsecured debt of the Company (the "**Note**" or "**Notes**") convertible into preferred membership units of the Company. The Notes shall have a term of 36 months (the "**Maturity Date**"); 6% simple interest accrued per annum due and payable on the Maturity Date.
Qualified Financing:	Equity financing of at least $1,000,000.
Qualified Change of Control:	An acquisition of the Company's equity resulting in a change of majority voting control of the Company or a merger by the Company in which the Company is not the surviving entity.
Conversion Price:	If an Investor voluntarily converts on or before the Maturity Date, the conversion price will be 80% of the most recent per unit price of the Company, with a $4 million valuation cap, as established by the Company's Chief Manager and accountant(s) (the "**Voluntary Conversion Price**"). If a Qualified Financing or Qualified Change of Control occurs prior to an Investor voluntarily converting his/her/its Note, the conversion price will be 80% of the price per unit set in the Qualified Financing or Qualified Change of Control, as applicable (the "**Mandatory Conversion Price**").
Conversion--Voluntary and Mandatory:	An Investor may voluntarily convert the amount invested by an Investor for the purchase of Notes hereunder plus any accrued and unpaid interest (the "**Investment Amount**") at any time after the three-month anniversary of the effective date of the Note(s) ("**Effective Date**") and on or before the Maturity Date at the Voluntary Conversion Price. However, in the event that the Company consummates or concludes a Qualified Financing or Qualified Change of Control at any time prior to the Maturity Date and prior to Investor's voluntary

	conversion, the Investment Amount shall automatically convert into units of the Company's equity at the applicable Mandatory Conversion Price. If the Investor has not yet voluntarily converted as of the 12:01 a.m. on the Maturity Date, then the Note will automatically convert on the Maturity Date.
Best Efforts Offering:	Upon attaining a minimum of $50,000 in Notes sold by the Company, the Company can access the invested funds. The Company intends to use the proceeds from the sale of the Notes immediately upon receipt of the investment funds.
Subordination:	Repayment of amounts due under the Notes will be subordinated to amounts due now or in the future to any bank or commercial lending institution.
Financing Documents:	The purchase of the Notes will be made pursuant to a Convertible Debt Investment Agreement and other applicable transaction documents, including the Notes (collectively, the "**Transaction Documents**"), reasonably acceptable to the Company and Investors, which Transaction Documents will contain, among other things, appropriate disclosures, representations and warranties.
Management of the Company:	The Company's Managers have the exclusive right to manage the business and affairs of the Company subject to oversight of the Members, who appoint such Managers.
Expenses	Each party shall be responsible for its own legal expenses in connection with the transactions contemplated by this term sheet.

In connection with your review of this Summary, Davenport SAF-T Systems LLC (the "Company") and/or its representatives may provide you with or may have provided you with information that contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement other than a statement of historical fact should be considered a forward-looking statement. Such forward-looking statements are based on current expectations and involve known and unknown risks, uncertainties, or other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risks, uncertainties, and assumptions include the possibility that the market or partnerships or relationships for the sale of certain products, or all products, may not develop as expected, or at all or that the Company's technology may not develop as expected. Prospective investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation and does not intend to make any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments. Prospective investors are urged to carefully review the Company's Convertible Debt Investment Agreement and Letter of Investment Intent and, in particular, the "Risk Factors" contained therein.